UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Koninklijke Philips NV

(Name of Issuer)

Ordinary shares, par value €0.20 per share

(Title of Class of Securities)

None

(CUSIP Number)

Jeff Hendrickson, Esq.

Allen & Overy LLP

One Bishops Square

London E1 6AD

United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000000000

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Giovanni Agnelli B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 139,297,503
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 139,297,503
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,297,503
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

CUSIP No. 000000000

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Exor N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 139,297,503
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 139,297,503
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,297,503
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%
14	TYPE OF REPORTING PERSON* (see instructions) HC, CO

CUSIP No. 000000000

Item 1. Security and Issuer.

Name of Issuer:

This Schedule 13D relates to the ordinary shares (the “Shares”) of Koninklijke Philips NV (“Philips” or the “Issuer”). The address of the principal executive offices of the Issuer is Breitner Center Amstelplein 2, 1096 BC, Amsterdam, Netherlands 1096.

Item 2. Identity and Background.

(a)	Name of Person Filing

This Schedule 13D is being filed jointly by (1) Giovanni Agnelli B.V. (“G.A.”) and (2) Exor N.V. (“Exor”) (each a “Reporting Person”, and collectively referred to herein as the “Reporting Persons”). The joint filing agreement of the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D.

Exor is controlled by G.A.

(b)	Address of Principal Business Office or, if none, Residence

Giovanni Agnelli B.V.

Gustav Mahlerplein 25

Amsterdam, 1082 MS

The Netherlands

Exor N.V.

Gustav Mahlerplein 25

Amsterdam, 1082 MS

The Netherlands

(c)	Principal Business

G.A. is a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) grouping the descendants of Senator of Giovanni Agnelli, the founder of Fiat. The main business objective is to preserve unity and continuity of its controlling equity interest in Exor. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of G.A. each person controlling G.A. and each executive officer and director of any corporation or other person in control of G.A. are set forth in Schedule A attached hereto.

Exor is a Dutch public limited liability company (naamloze vennootschap), is an investment company and its principal business is long-term investments in global companies in diversified sectors, mainly in Europe and the United States. The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each executive officer and director of Exor, each person controlling Exor and each executive officer and director of any corporation or other person in control of Exor are set forth in Schedule A attached hereto.

(d)-(e)

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Citizenship

Giovanni Agnelli B.V. – the Netherlands

Exor N.V. – the Netherlands

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

On August 14, 2023, the Reporting Persons acquired 111,822,635 Shares for an aggregate initial purchase price (subject to adjustment) of approximately €2.07 billion, pursuant to a share purchase agreement, dated August 13, 2023 (the “Share Purchase Agreement”), by and among Exor and Goldman Sachs Bank Europe SE (the “Bank”), using cash on hand. The Share Purchase Agreement is attached as Exhibit 99.3 to this Schedule 13D. The Reporting Persons own a total of 139,297,503 Shares having spent to date approximately €2.6 billion in relation to the acquisition of the Shares.

See also the information set forth in Item 4 and Item 6 of this Schedule 13D.

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On August 13, 2023, Philips and Exor entered into a relationship agreement (the “Relationship Agreement”) in order to regulate the relationship between the Issuer and the Reporting Persons. Pursuant to the terms of the Relationship Agreement, Exor and Philips have agreed, amongst other things and subject to certain limitations as set forth therein:

•

Stake: Exor has fifteen percent (15%) of the issued and outstanding ordinary shares and the voting rights in respect thereof, with the possibility to further increase the amount of ordinary shares and the voting rights in respect thereof legally and/or beneficially held up to twenty percent (20%).

•

Board Composition: Exor has the right to designate for nomination to the Supervisory Board of Philips (the “Board”) one person on behalf of itself for as long as the combined equity interest of Exor and its affiliates in Philips equals or exceeds 15% (subject to certain exceptions) and unless such right has expired in accordance with the Relationship Agreement.

•	Standstill Provisions: Exor is bound to customary standstill restrictions for the duration of the Relationship Agreement and 18 months thereafter.

•

Lock-Up Period: For a period of three years following the date of the Relationship Agreement (the “Lock-Up Period”), EXOR shall not take any action that causes the combined equity interest of Exor and its affiliates in Philips to fall below 15%, subject to limited exceptions.

•	Orderly sell down: Exor and Philips have agreed to certain orderly sell down restrictions, following expiry of the Lock-up Period.

•	Non-compete: Exor shall not make equity investments in certain competitors of Philips exceeding 2% of such competitor’s total issued share capital, without the prior consent of Philips.

•

Term: The obligations of Exor and Philips under the Relationship Agreement shall automatically terminate, amongst others, upon Exor losing its right to nominate a member of the Board or Exor’s nominee ceasing to be a member of the Board without having nominated a replacement, provided that certain provisions will continue to be applicable for a limited period after termination.

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Relationship Agreement, a copy of which is filed as Exhibit 99.2 of this Schedule 13D.

The principal objective of the Reporting Persons’ investment in Philips is to provide stable and committed support for Philips’ long-term value creation plans, and to increase their presence in the healthcare and technology sectors.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board of Philips with respect to the business and affairs of Philips and may from time to time consider pursuing or proposing such matters with advisors, Philips or other persons.

Accordingly, the Reporting Persons reserve the right to develop, modify or change their respective plans as they deem appropriate. For example, the Reporting Persons may at any time and from time to time (1) acquire additional securities of Philips in open market or privately negotiated transactions or pursuant to the exercise of warrants, stock options or convertible or exchangeable securities; (2) dispose of such securities; (3) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such securities; and/or (4) continue to hold such securities for investment purposes. Any such transactions may be effected at any time and from time to time. In reaching any determination as to its future course of action, the Reporting Persons may take into consideration various factors, such as Philips’ business and prospects, other developments concerning Philips, other business opportunities available to the Reporting Persons, and general economic and stock market conditions, including, but not limited to, the market price of the Shares of Philips.

Representatives of the Reporting Persons may conduct discussions from time to time with one another as well as with management of Philips, Philips’ other shareholders and/or other relevant parties, including other companies that operate in the business and markets in which Philips conducts its businesses, in each case relating to matters that may include Philips’ strategic plans, business, financial condition, operations and capital structure. The Reporting Persons may engage with any of the parties listed above in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D. As a result of these activities, the Reporting Persons may suggest, or take a position with respect to, potential changes in the operations, management or capital structure of Philips as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D under Rule 13d-1(a), including, without limitation, such matters as disposing of one or more businesses; selling or merging Philips or acquiring other companies or businesses; changing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; modifying Philips’ capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by Philips; entering into agreements with Philips relating to acquisitions of shares in Philips by members of management, issuance of options to management, or their employment by Philips.

Item 5. Interest in Securities of the Issuer.

Item 3 is hereby incorporated by reference in this Item.

(a)	Rows (11) and (13) of the cover pages to this Schedule 13D are incorporated by reference herein.

(b)	Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(c)

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference herein. Except as described herein, neither the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, have effected any transactions with respect to the Shares during the past 60 days.

(d)

Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities indicated in this Item 5.

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entity into this Item 6.

Share Purchase Agreement

The Share Purchase Agreement is a Permitted Derivative Transaction as such term is defined in the Relationship Agreement between Exor and Philips. On entry into such agreement it provides for the Bank to sell 111,822,635 Shares to Exor. At the end of a calculation period, the Bank or Exor (as applicable) will account to the other party for the difference between the initial purchase price and a price determined with reference to the market price of Philips shares over such calculation period. In connection therewith, Exor entered into a security agreement (the “Security Deed”) with the Bank and Goldman Sachs International (the “Custodian”) and a custody agreement with the Custodian for the custody of the Shares (“Custody Agreement”).

This summary description does not purport to be complete, and is qualified in its entirety by reference to the Share Purchase Agreement, the Security Deed and the Custody Agreement, which are incorporated by reference herein.

Relationship Agreement

Concurrent with the execution of the Share Purchase Agreement, Exor entered into a Relationship Agreement with Philips providing for certain arrangements between the parties thereto. The information set forth in Item 4 is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibits

99.1	Joint Filing Agreement (filed herewith)

99.2	Relationship Agreement, dated August 13, 2023, by and among Philips and Exor (filed herewith)

99.3	Share Purchase Agreement, dated August 13, 2023, by and among Exor and the Bank (filed herewith)

99.4	Security Deed, dated August 13, 2023, by and among Exor and the Bank (filed herewith)

99.5	Custody Agreement, dated July 5, 2023, by and among Exor and the Custodian (filed herewith)

CUSIP No. 000000000

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2023	Giovanni Agnelli B.V.

	By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Authorized Signatory

Exor N.V.

	By:	/s/ Guido De Boer
	Name:	Guido De Boer
	Title:	Authorized Signatory

SCHEDULE A

Giovanni Agnelli B.V. (“G.A.”)

Set forth below are the names, business address, present principal occupation or employment of each board member of G.A. Unless otherwise indicated, the business address of each person listed below is c/o Giovanni Agnelli B.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Name and Position with G.A.	Principal Employment, Employer and Business Address	Citizenship
Jeroen Preller Chairman and Board Member	Partner NautaDutilh, Weena 800, 3014 DA Rotterdam, the Netherlands.	Dutch citizen
Andrea Agnelli Board Member

Executive Chairman Lamse S.p.A., Piazza CLN 255, 10123 Turin, Italy;

Member of the Advisory Board BlueGem Capital Partners LLP, Eagle House 5th Floor, 108 - 110 Jermyn Street, London, SW1Y 6EE, UK;

President Fondazione del Piemonte per l’Oncologia, Strada Provinciale 142 - KM 3.95, 10060 Candiolo TO, Italy.

Italian citizen
John Brouwer Board Member	Of Counsel at Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam, the Netherlands; Judge at the Tax Chamber of the Court of North Holland, the Netherlands.	Dutch citizen
Niccolò Camerana Board Member	Principal at Stellantis Ventures B.V., Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands	Italian citizen
Benedetto Della Chiesa Board Member	Private entrepreneur; Board Member and Vice-President of investment vehicle Argo 3, promoted by Ulixes Capital Partners S.r.l., Via di Torre Argentina 21, 00186 Roma, Italy.	Italian citizen
Luca Ferrero de Gubernatis Ventigmiglia Board Member	Self-employed.	Italian citizen
Alexandre von Furstenberg Board Member	Chief Investment Officer of Ranger Global Advisors, LLC, 14 Beverly Park, Beverly Hills, CA 90212, USA.	US citizen
Filippo Scognamiglio Board Member	Managing Director & Partner Boston Consulting Group, 10 Hudson Yards, New York, NY 1000, USA. Board member of The Boston Consulting Group, Inc., Boston, USA	US citizen

Exor N.V. (“Exor”)

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of the chief executive officer and each director of Exor. Unless otherwise indicated, the business address of each person listed below is c/o Exor N.V., Gustav Mahlerplein 25, 1082 MS Amsterdam, The Netherlands.

Name and Position with Exor	Principal Employment, Employer and Business Address	Citizenship
John Elkann Chief Executive Officer

Chairman Stellantis N.V., Taurusavenue 1, 2132 LS Hoofddorp, the Netherlands;

Chairman Ferrari N.V., Via Abetone Inferiore 4, 41053 Maranello, Italy;

Chairman GEDI Gruppo Editoriale S.p.A., Via Ernesto Lugaro 15, 10126 Turin, Italy;

Chairman Fondazione Giovanni Agnelli;

Member of the Board of Directors Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

Member of the Board of Directors Institut Mérieux, 17, rue Bourgelat, 69002 Lyon, France.

Italian citizen
Nitin Nohria Chairman and Senior Non-Executive Director

Distinguished Service University Professor at Harvard Business School, Boston, MA 02163, USA;

Chairman Thrive Capital, NYC, New York, USA;

Director Anheuser-Busch InBev, Grand Place 1, 1000 Brussels, Belgium;

Member Board of Trustees Bridgespan Group, 2 Copley Place, 7th Floor, Suite 3700B, Boston, MA 02116, USA;

Chairman Rakuten Medical, 11080 Roselle Street, San Diego, CA 92121, USA;

Director Massachusetts General Brigham, Boston, USA;

US citizen
Melissa Bethell Non-Executive Director

Senior Advisor Atairos, 17 Duke of York Street, London SW1Y 6LB, UK;

Non-Executive Director Tesco Plc, Tesco House, Shire Park, Kestrel Way, Welwyn Garden City, Hertfordshire AL7 1GA, UK;

Non-Executive Director Diageo Plc, 16 Great Marlborough Street London W1F 7HS, UK.

British citizen
Marc Bolland Non-Executive Director

Chairman Europe Blackstone Group International Partners LLP, 40, Berkeley Square, London WU SAL, UK;

Non-Executive Director, The Coca-Cola Company, 1 Coca Cola Plz NW, Atlanta, GA 30313, USA;

Vice-President Unicef UK, 1 Westfield Avenue, London E20 1HZ, UK;

Deputy Chairman of the Trustee Board of the Royal Collection Trust, York House, St. James’s Palace, London, England, SW1A 1BQ, UK;

Chairman of the Royal Collection Enterprises, York House, St. James’s Palace, London, SW1A 1BQ, UK.

Dutch citizen
Tiberto Brandolini d’Adda Non-Executive Director	Independent member of the Board of Directors YAFA S.p.A., Corso Vittorio Emanuele II 72 Torino, Torino, 10121 Italy.	Italian citizen
Laurence Debroux Non-Executive Director

Member of the Board of Directors Novo Nordisk A/S, Novo Allé, 2880 Bagsvaerd, Denmark;

Non-Executive Director Kite Insights, The Conduit Club, 6 Langley Street, London, England WC2H 9JA, UK;

Member of the Supervisory Board of Randstad N.V., Diemermere 25, 1112 TC Diemen, the Netherlands.

French citizen
Sandra Dembeck Non-Executive Director	Chief Financial Officer of Zalando SE, Valeska-Gert-Straße 5, 10243 Berlin, Germany	German citizen
Axel Dumas Non-Executive Director	Chief Executive Officer Hermès International, 24, rue du Faubourg Saint-Honoré 75008 Paris.	French citizen

Ginevra Elkann Non-Executive Director

President Pinacoteca Giovanni e Marella Agnelli, Via Nizza n. 230/103, 10126 Turin, Italy;

President Asmara Films S.r.l., Via Giuseppe Sacconi 4/b, 00196 Rome, Italy;

Member of the Advisory Board Christie’s, 8 King Street, London SWlY 6QT, UK;

Board member Fondation Cartier, 261, Boulevard Raspail - 75014 Paris, France;

Member of the Board of Trustees American Academy in Rome, Via Angelo Masina 5, 00153 Rome, Italy;

Member of the Advisory Board UCCA, 798 Art District, No. 4 Jiuxianqiao Road, Chaoyang District, Beijing 100015, China;

Director Christian Louboutin SAS, 9, Rue Jean Jacques Rousseau, Paris, 75001 France.

Italian citizen
Alessandro Nasi Non-Executive Director

Chairman Comau S.p.A., Via Rivalta 30, 10095 Grugliasco, Italy;

Chairman Iveco Defence Vehicles S.p.A., Via Alessandro Volta, 6-39100 Bolzano, Italy;

Chairman Astra Veicoli Industriali S.p.A., Via Caorsana 79, 29122 Piacenza, Italy;

Director CNH Industrial N.V., 25 St. James’s Street, London, SW1A 1HA, UK;

Director Iveco Group N.V., Via Puglia n. 35, Turin, Italy;

Member of the Advisory Board Lego Brand Group, Aastvej 1, 7190 Billund, Denmark;

Board member Istituto Italiano di Tecnologia, via Morego 30, 16163 Genoa, Italy;

Member of the Strategic Advisory Board of 3 Boomerang Capital, 382 Greenwich Avenue - Suite One, Greenwich, CT 06830, USA;

Director GVS S.p.A., Via Roma, 50, 40069 Zona Industriale BO, Italy.

Italian citizen